Exhibit 99.1

press release

ArcelorMittal and Nippon Steel complete acquisition of Essar Steel

16 December 2019 - 12:40 CET – ArcelorMittal announces that it has today completed the acquisition of Essar Steel India Limited (‘ESIL’), and simultaneously established a joint venture with Nippon Steel Corporation (‘Nippon Steel’), called ArcelorMittal Nippon Steel India Limited (‘AM/NS India’), which will own and operate ESIL. ArcelorMittal holds 60 per cent of AM/NS India, with Nippon Steel holding the balance.

Aditya Mittal, President and CFO of ArcelorMittal, has been appointed Chairman of AM/NS India, and Dilip Oommen has been appointed AM/NS India’s CEO.

Commenting, Lakshmi Mittal, Chairman and CEO of ArcelorMittal, said:

“The acquisition of Essar Steel is an important strategic step for ArcelorMittal. India has long been identified as an attractive market for our company and we have been looking at suitable opportunities to build a meaningful production presence in the country for over a decade. Both India and Essar’s appeal are enduring. Essar has sizeable, profitable, well-located operations and the long-term growth potential for the Indian economy and therefore Indian steel demand are well known. The transaction also demonstrates how India benefits from the Insolvency and Bankruptcy Code, a genuinely progressive reform whose positive impact will be felt widely across the Indian economy.

“We are also delighted to be embarking on this together with Nippon Steel, with whom we have a trusted, long-term relationship. Our combined strengths and technology will bring many new opportunities which will allow us to make a positive contribution to India’s target to grow steelmaking capacity to 300 million tonnes per annum by 2030, and for its manufacturing sector more broadly.”

Eiji Hashimoto, Representative Director and President of Nippon Steel, said:

“AM/NS India manufactures flat steel, steel plates and steel pipes mainly at its integrated steel mill with nominal crude steel production capacity of 9.6 million tonnes per year in India, one of the most promising steel markets in the world. The company also has a wide-ranging domestic sales network and manufacturing plants in east India producing pellets, a raw material of steel.

“Nippon Steel and ArcelorMittal will bring out AM/NS India’s potential by providing it with their respective business experience and world-leading advanced technologies, so as to promptly implement the resolution plan and realise its further business expansion. I am confident that AM/NS India will play a significant role in the development of India’s steel industry, as one of its participants.

“For years Nippon Steel has been making direct investments in many countries, including Brazil, the United States, China and ASEAN countries, in areas where we can take advantage of our advanced technology contributing steadily to the industrial development and the enhancement of the self-sufficiency in each host country. We will strive to establish a prominent presence in India, conforming with its policy to increase domestically-produced steel products.”

Aditya Mittal, President and CFO of ArcelorMittal, added:

“India is a large and strategic market and we are delighted to be here. Our aim is to create sustainable and long-term value by becoming a leading steel manufacturer in the country. Essar Steel has quality facilities which provide us with immediate and substantial production capacity, and we also gain an excellent platform for further growth, across both volume and product quality. This acquisition gives us the opportunity to contribute to India’s expansion in infrastructure and urbanization in the coming decades. To do this, we have in place a targeted capital expenditure plan designed to build on our combined management strength, operational expertise, commitment to safe, sustainable steelmaking and industry-leading research and development. Through our proven partnership with Nippon Steel, we are confident that AM/NS India will create significant value – for shareholders, our business partners, employees and communities in India.”

AM/NS India is an integrated flat steel producer, and the largest steel company in western India. Its current level of annualised crude steel production is c. 7.5 million tonnes. It also has iron ore pellet facilities in the east of India, with current annual capacity of 14 million tonnes per annum. AM/NS India’s plans include:

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An intention to increase finished steel shipments to 8.5 million tonnes over the medium-term. This will be achieved by initially completing ongoing capital expenditure projects and infusing expertise and best practice to deliver efficiency gains, and then through the commissioning of additional assets, while simultaneously improving product quality and grades to realise better margins;

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A long-term aspiration to increase finished steel shipments to between 12 and 15 million tonnes through the addition of new iron and steelmaking assets, in order that AM/NS India can play an active role and fully benefit from the anticipated growth in the Indian steel industry.